Syndax Pharmaceuticals, Inc.

730 Third Avenue, 9th Floor

New York, NY 10017

35 Gatehouse Drive

Building D, Floor 3

Waltham, MA 02451

www.syndax.com

VIA EDGAR

November 28, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Atallah Daniel Gordon

Re:	Syndax Pharmaceuticals, Inc. Form 10K for Fiscal Year Ended December 31, 2022 File No. 001-37708

Ladies and Gentlemen:

We are in receipt of the comment letter, dated November 13, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filings on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023. Below is the response of Syndax Pharmaceuticals, Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comment.

For the Staff’s convenience, we have incorporated the Staff’s comment into this response letter in italics.

Form 10K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development, page 62

1.
We note in your discussion of research and development expenses you attribute a portion of the increased expenses to study activities related to your product candidates, axatilimab and revumenib. Please revise your future filings to address the following regarding your research and development expense:
•
Revise to separately quantify the research and development costs tracked during each period presented for each of your key research and development projects.
•
For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. quantify by nature or type of expense).
•
Separately quantify the amount of cost reimbursements that are recorded during the period as a reduction to research and development expense.
•
The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.

In response to the Staff’s comment, the Company proposes to add in its future filings, beginning with the Form 10-K for the year ending December 31, 2023, disclosure responsive to the Staff’s request for as long as research and development expenses continue to represent a significant portion of the Company’s total expenses. The Company will also revise disclosure to provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred and will separately quantify the amount of cost reimbursements that are recorded during the period as a reduction to research and development expense. Such disclosure will reconcile to the total research and development expense on the Statements of Operations.

The Company anticipates that the proposed disclosure would be included in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Results of Operations - Comparison of the Years ended December 31, 2023 and 2022 - Research and Development.”

* * * * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (781) 419-1400.

Sincerely,

/s/ Keith A. Goldan
Keith A. Goldan Chief Financial Officer Syndax Pharmaceuticals, Inc.